FNC

# FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca



## COMPANY TO BEGIN DRILLING ON MAJOR C-5 TARGET



November 3, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

**Fancamp Exploration Ltd. (TSX Venture Exchange - FNC)**: Drilling is to begin on the very large C-5 target in the north portion of the property. This structurally complex magnetic feature, about one mile long and a third of a mile wide, lies on the SE edge of the pre-McFauld's greenstone belt granitic basement, and could well conceal sulphide rich peridotite feeder zones of the Eagle One and Eagle Two type.

The Company also wishes to report completion of the first phase of the C-1 Target drilling. The high grade nickel mineralization seen over a narrow width in Hole No.2, was intersected again in Hole No.10 where massive sulphides were seen over very narrow widths again within a zone of less than a metre, some eight metres down dip of the original intersection at a vertical depth of about 40 metres. The local dip appears to be about 40 degrees to the west and, Holes 8 and 9, drilled at 45 degrees and 55 degrees respectively to the west (east of the No.1,2 collars) on the assumption the zone was near vertical, appear to have undercut it. This mineralized zone, small though it appears, is open down dip and along strike.

The nickel mineralization occurs close to the eastern granite contact of C-1. Geophysics suggests that this contact is highly irregular in a vertical sense, with granite "overhangs" and vertical walls at depth. Deep penetration TDEM suggests the existence of strong conductivity near this contact at depths on the order of 400-500 metres. These zones are obvious drill targets and will be further tested by detailed gravity surveys scheduled to begin following freeze up a few weeks hence.

This release was prepared by Peter H.Smith PhD, P.Eng., the Company's qualified person on the McFauld's project.

**ON BEHALF OF THE BOARD**

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172 or the Company's web site www.fancampexplorationltd.ca

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

11/13

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